UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
This amendment is filed to (i) extend the Offering Deadline to April 30, 2025.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
NexQloud Technologies, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 29, 2024

Physical address of issuer
228 Hamilton Avenue, 3rd Floor, Palo Alto, Silicon Valley, CA 94301

Website of issuer
nexqloud.io

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

1

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party *"Escrow Facilitator"* **which the Offering will utilize**
North Capital Private Securities Corporation

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
10,000

Price (or method for determining price)
$1.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end (as of Inception 1/29/24)	Prior fiscal year-end 2023
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 30, 2024

FORM C/A

Up to $5,000,000.00

NexQloud Technologies, Inc.



Units of Crowd SAFE
(Simple Agreement for Future Equity)

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by NexQloud Technologies, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$10,000.00	$650.00	$9,350.00
Aggregate Maximum Offering Amount	$5,000,000.00	$325,000.00	$4,675,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) Also excluded is a one-time fee of $500 payable to the Intermediary upon the first Closing.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at nexqloud.io no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is December 30, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: nexqloud.io

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

NexQloud Technologies, Inc. (the "Company") is a Delaware Corporation, formed on January 29, 2024.

The Company is located at 228 Hamilton Avenue, 3rd Floor, Palo Alto, Silicon Valley, CA 94301.

The Company's website is nexqloud.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

NexQloud leverages a decentralized cloud computing model to offer scalable, cost-effective containerized cloud services to small and medium-sized businesses, generating revenue through subscription-based fees and pay-per-use billing for computational resources.

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	10,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	10,000
Maximum amount of Units of Crowd SAFE (Simple Agreement for Future Equity)	5,000,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	5,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$500.00
Offering deadline	April 30, 2025
Use of proceeds	See the description of the use of proceeds on page 40 hereof.
Voting Rights	See the description of the voting rights on page 52 hereof.
Investment Bonuses	Determined by the amount invested, Investors will receive NFT Digital Keys* and certain terms in their Crowd SAFE as follows: **Tier 1:** For an aggregate investment of $500 to $4500, the Investor will receive 1 NFT Digital Key per $2000 invested and a 10% Bonus Shares. **Tier 2:** For an aggregate investment of $5,000 to $24,500, the Investor will receive 1 NFT Digital Key per $2000 invested and a 15% Bonus Shares.

	Tier 3: For an aggregate investment of $25,000 to $45,500, the Investors will receive 1 NFT Digital Key and a 20% Bonus Shares. **Tier 4:** For an aggregate investment of $50,000 or more, the Investor will receive 1 NFT Digital Key, a 30% Bonus Shares, and inclusion of a "Most Favored Nations" (MFN) clause in their Crowd SAFE. *Transfer Restrictions: NFT Digital Keys are programmatically restricted from being transferred for 1 calendar year from the date of issuance. These terms are designed to align investor contributions with tangible digital assets allowing them to contribute their CPU resource while ensuring commitment to the platform's growth.

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $10,000,000 on substantially the same terms as this Offering (the "Reg D Offering").

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on the development of a decentralized cloud computing infrastructure and securing $5,000,000 to complete its deployment rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately July 30, 2024, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on January 29, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by implementing a comprehensive cybersecurity framework. This framework includes the use of end-to-end encryption for data in transit and at rest, regular security audits and penetration testing conducted by third-party security experts, strict access controls and authentication measures to limit access to sensitive information, and ongoing staff training on cybersecurity best practices. The expenses associated with protecting our information/ these steps] could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.
Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall

valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the Company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support.

As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Technology Development Risk: Developing cutting-edge decentralized cloud computing technology and the underlying blockchain infrastructure presents significant challenges. NexQloud may encounter unforeseen technical hurdles that could delay product launches, increase operational costs, or necessitate additional rounds of financing to achieve desired functionality and performance standards. These technical issues could stem from the complexity of integrating blockchain with cloud computing, ensuring high availability and reliability, or scaling the platform to accommodate growth.

Regulatory Compliance Risk: The rapidly evolving regulatory landscape for blockchain technologies and token-based rewards systems presents a significant compliance challenge. NexQloud operates in a field subject to scrutiny regarding data security, financial transactions, and token issuance. Changes in regulation, both domestically and internationally, could necessitate substantial adjustments to NexQloud's operational practices, technology deployment, and business model. Compliance failures or delays could result in fines, sanctions, or forced modifications to critical aspects of the business, impacting growth and investor returns.

Market Acceptance Risk: Despite the potential advantages of decentralized cloud computing, there is a risk that the market may be slow to adopt such innovative solutions. Businesses and individual users accustomed to traditional cloud services might be hesitant to transition to a decentralized model due to concerns over reliability, performance, or security. NexQloud's success is contingent upon convincing stakeholders of the value proposition, reliability, and cost benefits of its platform. Failure to achieve broad market acceptance could limit revenue growth and undermine the Company's financial viability.

Intellectual Property Risk: NexQloud's ability to maintain a competitive edge is partly contingent upon its capacity to protect its proprietary technology, including unique algorithms, software developments, and the specialized blockchain infrastructure that underpins its service offerings. The failure to secure or defend intellectual property rights, through patents, trademarks, or copyright protections, could expose the Company to competitive pressures, with rivals potentially replicating key innovations. Such scenarios could dilute NexQloud's market standing, impact profitability, and constrain its ability to attract investment for growth.

Token Value Fluctuation Risk: The NXQ tokens, essential to the NexQloud ecosystem for transactions, rewards, and access to services, are subject to the volatile nature of cryptocurrency markets. Factors such as market sentiment, regulatory changes, and broader economic conditions can lead to significant fluctuations in token value. A substantial decline in the value of NXQ tokens could impact the incentive structure for hardware contributors and users, potentially destabilizing the ecosystem and affecting the Company's revenue model.

Liquidity Risk of Tokens: NXQ tokens, while integral to the NexQloud platform's operation, may face liquidity challenges on cryptocurrency exchanges.

Restrictions, lack of listing on major exchanges, or low trading volumes can hinder token holders' ability to sell or exchange NXQ tokens readily. This liquidity risk could deter potential contributors and users from participating in the NexQloud ecosystem, impacting its growth and viability.

Economic Dependence on Tokenomics: NexQloud's business model and operational sustainability are intricately linked to the performance and acceptance of NXQ tokens within and beyond its platform.
Dependence on tokenomics places the company at risk of financial instability if there are significant shifts in token valuation, utility perception, or regulatory stance towards utility tokens. Such shifts could undermine the economic foundation of NexQloud, affecting its ability to fund operations and scale effectively.

Operational Risk Due to Decentralization: The decentralized nature of NexQloud's computing network offers advantages in terms of resilience and cost efficiency but also introduces complex operational challenges.
Coordinating a distributed network of hardware providers, ensuring consistent service quality, and managing network security without centralized control mechanisms can pose significant risks. Operational inefficiencies, network disruptions, or failures to maintain service standards could result in customer dissatisfaction and reputational damage.

Scalability Risk: As NexQloud seeks to expand its user base and computational capacity, it may encounter challenges in scaling its infrastructure to accommodate growth without compromising performance.
Decentralized networks, while robust against certain types of failure, can face issues related to data consistency, transaction throughput, and latency as they grow. Failure to effectively manage scalability could hinder NexQloud's ability to attract and retain users, limiting its market potential and growth prospects.

Legal Risk of Token Classification: There exists a legal risk that NXQ tokens, pivotal to NexQloud's ecosystem for transactions and rewards, might be classified as securities by regulatory bodies.
Such a classification would subject NexQloud to a different regulatory framework, potentially imposing stringent compliance requirements, financial penalties, or restrictions on the sale and distribution of NXQ tokens, thereby impacting the Company's operational model and growth prospects.

Competition Risk: The decentralized cloud computing market is rapidly evolving, and there is a risk that established cloud service providers with significant resources and existing customer bases could enter the decentralized space.
Such competition could lead to market saturation, pricing pressures, and a potential loss of market share for NexQloud, requiring continuous innovation and strategic positioning to maintain a competitive edge.

Technology Obsolescence Risk: In the fast-paced technology sector, particularly within blockchain and decentralized computing, there is a continual risk of technological obsolescence.
NexQloud's current technology and infrastructure may become outdated due to rapid advancements in technology, emerging industry standards, or shifts in customer preferences. Staying ahead requires continuous research and development investment, but failure to adapt quickly could result in the loss of competitive advantage and relevance in the market.

Execution Risk: The risk that NexQloud fails to effectively implement its business strategy or to efficiently manage its operations, leading to the inability to meet key business objectives.
Ineffective execution could result from operational failures, poor management decisions, or the inability to adapt to market changes, which could detrimentally affect the Company's financial performance and market standing.

Environmental Regulation Risk: NexQloud operates in a sector increasingly scrutinized for its environmental impact.
Future regulations aimed at reducing energy consumption and carbon emissions could introduce significant operational and compliance costs. Stricter environmental regulations could necessitate substantial adjustments to NexQloud's operational practices, potentially increasing costs and impacting profitability.

Token Regulation and Compliance Risk: The regulatory environment for blockchain technologies and cryptocurrencies is rapidly evolving and could subject NexQloud to new compliance obligations and regulatory scrutiny.
Changes in laws or regulations affecting the issuance, trading, or use of NXQ tokens could impose additional compliance costs, limit the token's use cases, or restrict its market, thereby affecting the Company's operational model and growth prospects.

Partnership and Collaboration Risk: NexQloud's expansion and innovation heavily rely on strategic partnerships and collaborations.
Failure to forge or sustain these relationships could limit access to essential technologies, markets, and resources, hampering growth and reducing competitive advantage in the rapidly evolving cloud computing sector.

Product Liability Risk: NexQloud faces potential liability for platform errors, failures, or security breaches that could cause user data loss or damage.
Such incidents could lead to substantial financial liabilities, damage the Company's reputation, and erode user trust, significantly impacting its market position and growth prospects.

Hardware Contributor Attrition Risk: The sustainability of NexQloud's decentralized network depends on the continuous participation of hardware contributors.
A significant reduction in their numbers could lead to decreased network capacity and performance, undermining the platform's value proposition and its ability to meet customer demands.

Reward Distribution Risk: The attractiveness of NexQloud's platform to hardware contributors hinges on the equitable and prompt distribution of NXQ tokens as rewards.
Inefficiencies or inaccuracies in reward distribution could lead to dissatisfaction among contributors, potentially resulting in decreased participation and adversely affecting the network's capacity and reliability.

Interoperability Risk: NexQloud's platform must seamlessly integrate with a wide range of devices and platforms to maintain a robust decentralized network.
Any failure in ensuring interoperability can lead to inefficiencies, reduced network performance, and a compromised user experience, potentially deterring adoption.

Reputation Risk: In the highly competitive cloud computing industry, NexQloud's success is **significantly influenced by its public image.**
Negative publicity, whether justified or not, can swiftly erode trust among users and investors, impacting the platform's growth and sustainability.

Force Majeure Risk: *NexQloud's* **operations are susceptible to disruptions from unforeseeable events such as natural disasters, pandemics, or geopolitical conflicts.**
These events can severely impact infrastructure, personnel, and the overall ability to maintain service continuity.

Exchange Rate Risk: Given the global nature of NexQloud's operations and the reliance on **NXQ tokens, fluctuations in currency exchange rates can materially affect operational costs and financial performance.**
This risk is particularly pertinent for transactions involving the conversion between NXQ tokens and fiat currencies.

NFT Value Risk: The value of NFT issued by NexQloud is subject to market dynamics and speculative forces.
There's no guarantee that these NFTs will appreciate or maintain their value over time, posing a risk to hardware contributors who might expect their NFT licenses to be a form of investment.

NFT Liquidity Risk: The market for *NexQloud's* NFT licenses may experience limited liquidity, challenging license holders to sell or trade their NFTs at expected prices, potentially leading to dissatisfaction or financial loss for contributors.

Hardware Resource Score Depreciation Risk: As technology progresses, the computational power of existing hardware within NexQloud's network may diminish relative to newer devices, potentially requiring contributors to upgrade their hardware to maintain earning potential, resulting in additional financial burden.

Platform Launch Risk: The successful launch of NexQloud hinges on aggregating a minimum of 1,000 devices to ensure a viable decentralized network.
Failure to achieve this critical mass could delay or prevent the platform's launch, undermining its business model and future prospects.

Earnings Fluctuation Risk: *Contributors'* **earnings from providing computational resources to NexQloud may vary significantly due to changes in demand within the ecosystem.**
This variability can affect contributors' motivation and the overall stability of the network's supply of computational power.

Hardware Obsolescence Risk: The rapid pace of technological advancement poses a risk of hardware used by contributors becoming obsolete.
As newer, more efficient devices join the network, older hardware may earn less over time, pressuring contributors to continuously invest in updated equipment to remain competitive.

Reward Distribution Inequality Risk: Evolutions within the NexQloud ecosystem might skew reward mechanisms, potentially favoring the inclusion of newer, more technologically advanced hardware, which could lead to a perception of unfairness among contributors.

Regulatory Risk for NFTs: The regulatory landscape for NFTs remains fluid, with potential changes that could affect the issuance, trade, or transferability of NFT licenses, posing compliance and operational challenges for NexQloud.

User Expectation Risk: There is a risk that users may harbor unrealistic expectations about the potential for NFT's to appreciate in value, which could lead to user dissatisfaction or disputes if market conditions do not meet those expectations.

Technology Integration Risk: Integrating NFT technology into the NexQloud platform presents technical challenges that could result in delays or constraints on functionality, affecting the platform's overall user experience and utility.

Strategic Focus Risk: Concentrating resources on promoting NFT digital keys may detract from NexQloud's core operational objectives, potentially hindering the platform's development, growth, and the realization of its full market potential.

Legal Challenges with NFTs Risk: NexQloud could face legal hurdles in different jurisdictions related to the issuance, ownership, and trading of NFT's, which could impede operations or lead to financial liabilities.

Ecosystem Participation Risk: The platform's **long-term viability hinges on attaining a balanced and active participation from hardware contributors and users.**
Insufficient engagement from either group could undermine the ecosystem's sustainability.

Additional Risks Related to NFTs: Investors should be aware that NFTs issued as part of our community-building incentive program carry inherent risks. The value and utility of the NFTs are subject to significant fluctuations influenced by market dynamics, regulatory changes, and the operational success of the Company's decentralized cloud computing platform. There is no guarantee that the NFTs will retain their value or be universally accepted as a form of reward or currency within or outside the NexQloud ecosystem. As such, participants of our program may face the risk of loss, including but not limited to, the diminution of the NFTs' market value, limited liquidity options for converting NFTs into fiat or other digital currencies, and potential regulatory actions that could impact the possession, use, or trade of NFTs.

A Promoter of the Company has civil judgments and tax liens.
Antoine Mcbay may be considered a "promoter" of the Company, as such term is defined by the SEC. Mr. Mcbay has had civil judgments and tax liens, including a judgment for $3,685.00 in February 2019 and a federal tax lien of $18,004.00 in February 2014.

Our Chairman of the Board had a civil judgment
Our Chairman of the Board, Jason Thomas, had a civil judgment of approximately $80,000.00 in 2009. This judgement was being paid as agreed with a balance remaining of about $58,000.00. However, the owed party died, and further payments were unable to be made due to lack of estate planning.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE (Simple

Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE (Simple Agreement for Future Equity). Because the Units of Crowd SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a valuation cap.

The Securities do not have a valuation cap to minimize the dilution of the shares into which the Securities are converted upon a future equity financing. Convertible securities often feature a ceiling or limit, referred to as a "valuation cap," which sets a maximum company valuation for the purposes of calculating the number of shares into which such securities are converted. This benefits the holders of such convertible securities by establishing a minimum number of shares into which the convertible securities will convert, thereby limiting the extent to which the holders' ownership percentages are diluted. The Securities do not have such ceiling or limit; thus each Purchaser's ownership of the Company will be determined based on the valuation of the Company established by the future equity financing.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

NexQloud leverages a decentralized cloud computing model to offer scalable, cost-effective containerized cloud services to small and medium-sized businesses, generating revenue through subscription-based fees and pay-per-use billing for computational resources.

Business Plan

NexQloud's Business Plan Executive Summary Overview: NexQloud introduces a revolutionary approach to cloud computing by leveraging decentralized technology to create a secure, efficient, and scalable cloud service platform. Through the utilization of blockchain technology and smart contracts, NexQloud enables individuals and businesses to contribute their unused computational resources to the cloud, receiving compensation in NXQ tokens. This model not only democratizes cloud computing but also significantly reduces costs and environmental impact compared to traditional cloud services.

Mission: To revolutionize the cloud computing industry by providing a decentralized, secure, and cost-effective alternative to traditional cloud services, empowering both individual hardware contributors and businesses through an innovative token economy.

Vision: To become the leading provider of decentralized cloud computing services, recognized for our contribution to reducing the carbon footprint of the IT industry and making cloud computing accessible to businesses of all sizes worldwide.

Business Model: NexQloud generates revenue through a combination of subscription fees, pay-per-use charges for computational resources, and tiered service offerings. The innovative use of NXQ tokens within the ecosystem incentivizes participation and facilitates a self-sustaining economy.

Market Analysis Industry Background: The cloud computing industry is witnessing a paradigm shift towards decentralized models. This transition is driven by the need for greater security, lower costs, and reduced environmental impact. NexQloud is positioned at the forefront of this shift, addressing key industry challenges such as centralized vulnerabilities, high operational costs, and significant carbon emissions from traditional data centers.

Market Needs: Businesses demand more flexible, secure, and cost-effective cloud computing solutions. There's a growing emphasis on sustainability and reducing the environmental impact of IT operations. NexQloud meets these needs by offering a decentralized platform that is not only more resilient and cost-effective but also environmentally friendly.

Competitive Landscape: NexQloud operates in a competitive environment with traditional cloud service providers like AWS, Google Cloud, and Microsoft Azure. However, its decentralized model, token economy, and focus on sustainability distinguish it from competitors, offering unique value propositions such as reduced latency, lower costs, and eco-friendly computing.

Target Market: NexQloud targets small to medium-sized businesses (SMBs) across various sectors, with a focus on industries that require significant computational resources such as AI, big data analytics, and IoT. The flexibility and cost-effectiveness of NexQloud's platform are particularly appealing to startups and companies in data-intensive sectors looking to scale efficiently.

Growth Potential: The global shift towards decentralized services and sustainable business practices presents a significant growth opportunity for NexQloud. By capitalizing on these trends, NexQloud aims to rapidly expand its market share and establish itself as a leader in the next generation of cloud computing services.

Product/Service Offering Decentralized Cloud Services: NexQloud offers a suite of cloud computing services leveraging a decentralized network of devices. These services include virtual servers, storage solutions, and computing power for processing large-scale computations, all powered by blockchain technology for enhanced security and reliability.

NFT Licensing and Token Rewards: A unique aspect of NexQloud's offering is the use of NFT (Non-Fungible Token) licenses that hardware contributors purchase to connect their devices to the NexQloud network. In return for contributing computational resources, participants earn NXQ rewards, creating a symbiotic relationship between the platform and its contributors. Market

Differentiation: Unlike traditional cloud providers, NexQloud introduces an innovative tokenomics model that not only incentivizes the sharing of unused computational resources but also democratizes access to cloud computing services. This approach reduces operational costs for businesses and contributes to a more sustainable and environmentally friendly cloud computing model.

Marketing and Sales Strategy Target Market Engagement: NexQloud's marketing strategy is tailored to small and medium-sized businesses in sectors like AI, big data, IoT, and any industry requiring extensive computational resources. By highlighting the cost savings, scalability, and environmental benefits of NexQloud's decentralized cloud services, the Company aims to attract businesses seeking an alternative to traditional cloud offerings.

Sales Channels: Sales efforts will focus on direct outreach, digital marketing campaigns, and partnerships with industry influencers to educate potential customers on the advantages of decentralized cloud computing. NexQloud will also leverage social media, SEO, and content marketing to build brand awareness and drive user acquisition.

Customer Acquisition and Retention: By offering competitive pricing, exceptional customer support, and a community-driven approach, NexQloud plans to not only attract but also retain customers in the long term. The token rewards system and NFT licensing model provide ongoing value to hardware contributors, ensuring a stable and scalable network of computational resources.

Operational Plan

Technical Infrastructure: NexQloud's operations are supported by a robust technical infrastructure that includes Linux-based servers, VMware for virtualization, Docker containers, and Kubernetes for orchestration. The platform employs advanced AI algorithms for resource allocation and management, ensuring high availability and performance of cloud services. Human Resources: The team comprises experts in blockchain technology, cloud computing, and software development, supported by marketing, sales, and customer support professionals. NexQloud fosters a culture of innovation, collaboration, and continuous learning to drive the Company's growth and success. Facilities: As a cloud-based company, NexQloud operates with a remote-first policy, allowing for a global talent pool. The Company utilizes virtual offices and co-working spaces for team meetings and collaborations, reducing overhead costs and supporting a flexible work environment.

Risk Analysis and Mitigation Strategies Understanding and addressing the risks associated with launching and scaling a decentralized cloud computing platform is crucial to NexQloud's long-term success.

Financial Plan and Projections

While detailed financial projections are not included in this section, NexQloud's financial strategy focuses on achieving operational profitability within the first three years. The Company plans to reinvest a significant portion of its revenues in technology development, marketing initiatives, and global expansion efforts. A conservative approach to expenditure, combined with an aggressive growth strategy, positions NexQloud for financial success and stability.

Legal and Compliance NexQloud is committed to operating with the highest legal and ethical standards. The Company's legal strategy includes rigorous compliance with data protection laws, intellectual property rights protection, and adherence to financial regulations affecting blockchain technologies and digital currencies.

Operational Plan and Infrastructure NexQloud's operational strategy is designed to support a scalable, secure, and efficient decentralized cloud computing service. The infrastructure leverages blockchain technology to create a distributed network of computing resources, reducing reliance on traditional data centers and minimizing environmental impact.

Key Operational Components:

• Network Infrastructure: Utilizes a peer-to-peer architecture to connect hardware contributors' devices across the globe, creating a robust and resilient network capable of handling diverse computing tasks with redundancy and fault tolerance.

• Security and Data Privacy: Implements end-to-end encryption, regular security audits, and compliance with global data protection regulations to ensure the integrity and confidentiality of data processed on the NexQloud platform.

• Hardware Contributor Integration: Simplifies the process for individuals and businesses to join the network as hardware contributors, including intuitive onboarding, automated resource allocation, and real-time monitoring of device performance.

• Resource Allocation and Management: Employs AI and machine learning algorithms to dynamically allocate computing resources based on demand, optimizing network efficiency and ensuring fair compensation for hardware contributors.

• Sustainability Initiatives: Focuses on energy-efficient computing and encourages the use of renewable energy sources among hardware contributors, aligning with global efforts to reduce carbon emissions in the tech industry.

Facilities and Location: NexQloud operates a remote-first policy, with a virtual headquarters established in a major tech hub to leverage talent, networking opportunities, and access to innovation ecosystems. Physical presence is maintained through co-working spaces and strategic partnerships for R&D activities.

Technology Development and Innovation Continual innovation is at the heart of NexQloud's strategy. The development team is committed to refining the platform's blockchain infrastructure, enhancing the efficiency of the decentralized network, and exploring new applications for decentralized computing in various industries.

Key Development Areas:

• Blockchain and Smart Contracts: Ongoing improvements to blockchain protocols and smart contract functionality to increase transaction speeds, reduce costs, and expand the range of possible computing services.
• AI and Machine Learning: Development of proprietary AI algorithms to predict network demand, optimize resource allocation, and enhance the security of the decentralized network.
• Edge Computing Integration: Expanding the platform's capabilities to support edge computing applications, enabling real-time data processing closer to data sources and users.
• Sustainability Technology: Research into new methods for reducing the energy consumption of computing tasks and incentivizing the use of green technology among network participants.

Compliance and Regulatory Strategy Navigating the complex regulatory landscape of blockchain technology and decentralized services is crucial for NexQloud's success. The Company actively engages with regulatory bodies, participates in industry forums, and collaborates with legal experts to ensure compliance with financial, data protection, and technology regulations in all operating markets. This proactive approach to compliance not only mitigates legal risks but also positions NexQloud as a leader in responsible and ethical development within the decentralized computing sector.

Management Team and Governance NexQloud is led by a seasoned management team with deep expertise in cloud computing, blockchain technology, and startup growth. The team's leadership is characterized by a blend of technical innovation, strategic vision, and commitment to sustainable computing practices. NexQloud is committed to high standards of corporate governance, with policies and practices designed to protect the interests of all stakeholders. The governance framework emphasizes transparency, accountability, and ethical business conduct.

• Stakeholder Engagement: Regular communication with investors, hardware contributors, users, and regulatory bodies to ensure alignment with the Company's vision and compliance with industry standards.

• Sustainability and Ethics Committee: Oversees NexQloud's commitment to environmental sustainability and ethical business practices, ensuring these principles are integrated into all aspects of the Company's operations and strategic planning. Looking Forward As NexQloud progresses towards its goals of reshaping the cloud computing landscape through decentralization, the management team remains focused on innovation, growth, and the continuous improvement of the platform. With a strong foundation in place, NexQloud is poised to lead the transition to a more sustainable, efficient, and equitable computing future.

The Company's roadmap includes expanding its network of hardware contributors, enhancing platform features, and exploring new markets and applications for decentralized computing. Through strategic partnerships, continuous technological advancement, and a commitment to sustainability, NexQloud aims to achieve its vision of becoming the leading provider of decentralized cloud services worldwide.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Elastic Cloud Computing Platform	NexQloud provides a blockchain-enabled platform that allows users to offer or lease decentralized computing resources.	Targets small to medium-sized businesses in need of affordable, scalable cloud services and individuals or entities with computational resources to contribute

NexQloud is in the process of developing and testing innovative products, including an AI-driven system for optimizing computational resource allocation, a blockchain-based platform for automating and securing cloud service transactions via smart contracts, and a decentralized data storage solution emphasizing privacy and redundancy. These offerings are aimed at a diverse market, spanning from businesses requiring efficient computational resources for data-intensive tasks to those prioritizing data security and privacy in sectors such as healthcare and finance. The proceeds from the Offering are critical to accelerating the development and introduction of these technologies, which are poised to significantly enhance NexQloud's market presence and competitive advantage by fulfilling specific, emerging needs within the decentralized cloud computing domain.

NexQloud is currently in the pre-launch phase, focusing on building and optimizing its platform infrastructure. While we have not yet commenced distribution, our strategy is to deploy a direct-to-consumer model via our proprietary platform, supported by strategic partnerships for broader market reach. Upon launch, hardware contributors will connect their devices through our application, and businesses will access our services directly on our website or through integrated APIs. This approach will ensure a seamless, scalable distribution of our decentralized cloud computing services, positioning us to quickly adapt to market demands and technological advancements.

NFT Incentive Program

The Company intends to create an innovative community-building incentive program designed to accelerate the growth of our decentralized cloud computing network. This program is specifically tailored to enrich our ecosystem by rewarding both new and existing participants who contribute their idle computational resources to the NexQloud platform.

Program Overview

Under this program, NexQloud will issue Non-Fungible Tokens as digital keys ("NFT Digital Keys") to participants contributing computational resources. A unique feature of this program is the allocation of these NFT Digital Keys to existing device contributors who facilitate the expansion of our network by inviting new participants. For each new participant who joins the NexQloud network and contributes their device's idle CPU resources, both the referring participant and the new participant will each receive one (1) NFT Digital Key.

Limitations and Conditions

- Total NFT Issuance: The Company will only mint a total of one million (1,000,000) NFT Digital Keys, with this finite supply underscoring their exclusive nature within the NexQloud ecosystem.

- Eligibility: To qualify for NFT Digital Keys under this program, new participants must be invited by an existing device contributor, must participate in this Offering, and must successfully contribute their device's idle computational resources to the NexQloud network.

- Distribution: NFT Digital Keys will be distributed directly to the eligible participants' digital wallets upon the successful verification of the new participant's device contribution.

- Usage and Benefits: These NFT Digital Keys serve as digital keys within the NexQloud platform, granting holders certain privileges, including but not limited to, increased device contribution and potential future rewards within the NexQloud ecosystem.

Competition

The Company's primary competitors are Amazon Web Services (AWS), Microsoft Azure, and Google Cloud Platform.

NexQloud operates in the competitive landscape of cloud computing services, where it primarily contends with traditional centralized cloud providers like Amazon Web Services (AWS), Microsoft Azure, and Google Cloud Platform. Additionally, it faces competition from emerging decentralized cloud services such as Storj, Filecoin, and Akash Network, which also leverage blockchain technology to offer decentralized storage and computing solutions. NexQloud differentiates itself through a unique combination of decentralized computing, blockchain-based rewards, and a focus on energy efficiency and sustainability, aiming to provide a cost-effective and environmentally friendly alternative to conventional cloud services.

Supply Chain and Customer Base

NexQloud's innovative platform primarily relies on decentralized computational resources provided by individual hardware contributors, rather than traditional data centers or centralized cloud infrastructures. This model leverages the untapped computational power of personal computers, servers, and even mobile devices owned by participants worldwide. Consequently, NexQloud's "raw materials" are the processing power, storage, and bandwidth capacities of these distributed devices. The availability of these resources is contingent upon the continuous growth and engagement of NexQloud's network of hardware contributors. As such, NexQloud does not depend on conventional suppliers for raw materials but rather on the recruitment and retention of participants willing to share their unused computational resources. To support its blockchain and smart contract functionalities, NexQloud utilizes open-source blockchain technologies and collaborates with leading blockchain infrastructure providers. While specific names of these technology partners have not been disclosed, they generally include developers and companies specializing in blockchain technology, smart contract development, and cryptographic security, ensuring that NexQloud's platform remains secure, reliable, and scalable.

Hardware Contributors: The Backbone of NexQloud At the core of NexQloud's customer base are individual hardware contributors, who are essentially the providers of computational resources. These participants range from tech enthusiasts with powerful gaming PCs to professionals with underutilized workstations, and even data centers looking to monetize excess capacity. By installing NexQloud's software, these contributors turn their devices into nodes on NexQloud's decentralized cloud network, earning NXQ rewards as compensation for their contributions. This group is crucial for the platform's operation, as their hardware powers the computational tasks executed by NexQloud. Business and Enterprise Users: The Demand Side NexQloud targets small and medium-sized businesses (SMBs) and startups requiring scalable, cost-effective cloud computing solutions. This demographic often faces financial and operational constraints that make traditional cloud services less viable. NexQloud offers them a decentralized alternative that promises lower costs, enhanced security, and the flexibility to scale resources as needed. The platform's ability to provide containerized applications and support for blockchain technologies makes it particularly appealing to companies in data-intensive sectors like AI, big data analytics, and IoT, who are continuously seeking ways to innovate while keeping overheads manageable. Strategic Partners: Expanding the Ecosystem NexQloud also aims to attract strategic partners who can broaden the platform's capabilities and reach. These include software developers, tech startups, and educational institutions interested in leveraging NexQloud's decentralized infrastructure for their projects or services. Through collaborations, NexQloud not only enhances its service offerings but also creates a richer ecosystem that benefits all participants. These partnerships are instrumental in driving adoption and demonstrating the practical applications of NexQloud's technology in various industries, from fintech and healthcare to entertainment and e-commerce.

Intellectual Property

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

NexQloud operates within the rapidly evolving regulatory landscape of blockchain technology and decentralized computing, areas that are subject to increasing scrutiny by governmental bodies worldwide. The nature of NexQloud's business, particularly its use of blockchain for transactions and NFT licenses for hardware contributors, places it at the intersection of financial regulations, cybersecurity laws, and data protection statutes. As governments continue to develop and implement regulations aimed at protecting consumers, ensuring data privacy, and preventing financial crimes, NexQloud must navigate these requirements carefully. The Company's ability to adapt to these regulatory changes is crucial for its operational legality, market access, and overall trustworthiness in the eyes of users and partners. Probable future regulations could impose additional compliance costs, restrict certain activities, or even open new opportunities for regulated blockchain services, significantly impacting NexQloud's business model and growth strategies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 228 Hamilton Avenue, 3rd Floor, Palo Alto, Silicon Valley, CA 94301

The Company conducts business globally, providing a decentralized cloud computing platform. Our services are accessible via the internet, allowing users worldwide to leverage our blockchain-based technology for cloud computing needs. This includes individuals and organizations seeking to participate as hardware contributors or those requiring cloud services for computing tasks. Our operations are not restricted by geographical boundaries, catering to a global market with a focus on enhancing accessibility, security, and cost-effectiveness of cloud computing services.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.50%	$650	6.50%	$325,000
Campaign marketing expenses or related reimbursement	10.00%	$1,000	10.00%	$500,000
Estimated Attorney Fees	15.00%	$1,500	6.67%	$333,500
Estimated Accountant/Auditor Fees	10.00%	$1,000	0.83%	$41,500
General Marketing	10.00%	$1,000	23.16%	$1,158,000
Research and Development	11.50%	$1,150	16.67%	$833,500
Equipment Purchases	5.00%	$500	4.17%	$208,500
Future Wages	12.00%	$1,200	12.00%	$600,000
General Working Capital	20.00%	$2,000	20.00%	$1,000,000
Total	100.00%	$10,000	100.00%	$5,000,000

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Regulatory Requirements: Changes in regulations or legal obligations may necessitate a reallocation of funds to ensure compliance with new laws or regulatory guidance affecting the Company's operations. Strategic Shifts: If the Company undergoes a strategic pivot or encounters unforeseen opportunities that could significantly enhance its growth potential or market position, it may reallocate funds to capitalize on these opportunities. Operational Necessities: Unanticipated challenges or changes in the operational landscape of the business (such as supply chain disruptions, changes in technology, or shifts in market demand) may require adjustments in how the funds are allocated to ensure the Company's sustainability and success. Technological Hurdles: If technological challenges emerge that impact the initial plans or the development timeline of the Company's products or services, funds may be reallocated to address these hurdles. This includes investing in new technologies or research and development efforts to overcome unexpected technical obstacles. Executive Discretion: The Company allows its C-level executives a degree of discretion to reallocate funds as necessary to ensure the most efficient and effective use of resources. This flexibility is crucial for responding to dynamic market conditions and operational demands, enabling the leadership team to make strategic decisions that are in the best interest of the Company and its stakeholders.

The above Use of Proceeds does not include proceeds to be received from the Reg D Offering. We may allocate such proceeds towards different categories of operating costs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jason Thomas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of Board, Director: 1/29/24 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Jason Thomas has been a director and shareholder of Rydeum Technologies, Inc. since June 2019, contributing his expertise to a company committed to empowering the underprivileged through technology. Rydeum Technologies excels in delivering innovative solutions across a broad spectrum of services, including mobility software for efficient workforce management, fintech applications for secure financial transactions, telehealth platforms that connect medical professionals with patients, and custom software solutions tailored to specific needs. Under his direction, the company emphasizes time and cost savings for its clients, bolstered by a team of leading developers, consultants, designers, and project managers, all dedicated to achieving clients' success metrics through innovative solutions.

Education

Oakwood University
Bachelor of Science in Finance

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mauro Terrinoni

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: 1/29/24 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mauro Terrinoni, a co-founder of several tech companies, has played a pivotal role in their growth and development. Prior to NexQloud, he led Enerinvest, a London-based PropTech SaaS firm, since January 2016. His broad experience spans founding and managing numerous successful companies in insurance, finance, and real estate sectors, delving into insuretech, proptech, and fintech.

With a solid background in blue-chip investment banks and private equity funds, Mauro has adeptly raised private capital and directed restructurings and exits for private entities. At Enerinvest, he focused on developing proprietary cloud solutions for major property owners like banks, public entities, property funds, and servicers, enhancing their operations, sales channels, and partner engagements. His leadership saw the launch of Crossroad.app, a cutting-edge digital platform for real estate task and workflow management, and a white-label property auction solution that successfully facilitated the sale of over 300 properties.

Education

Cornell Johnson Graduate School of Management
MBA, Finance

Name

Raju Vegesna

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO: 1/29/24 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Raju Vegesna has served as the CTO of OM Holdings International, Inc. since January 2021, where he has been instrumental in developing, managing, and deploying OMHI's patent-pending technology. This innovation aims to amalgamate multiple service providers onto a single platform, leveraging OMHI's physical retail outlets as operational hubs. The technology facilitates free onboarding for a diverse range of businesses, including taxi companies, grocery stores, restaurants, healthcare providers, and babysitters, enabling them to offer their products and services on demand. In exchange, OMHI secures a modest commission from each successful transaction, aspiring to position its app as the primary resource for goods and services in the Caribbean, a region largely underserved by Amazon Prime and similar on-demand services. Beyond OMHI, Raju has co-founded and led several ventures across various domains, from SAP Consulting to Mobile Apps, showcasing his extensive enterprise-level CTO experience.

Education

Kansas State University
MS, Computer Science
2001 - 2003

Jawaharlal Nehru Technological University
Computer Science and Engineering
1997 - 2001

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in GA, TX and Hyderabad, India.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	25,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Crowd SAFE's issued pursuant to Regulation CF	The securities into which the Crowd SAFE's convert will be subject to dilution when these SAFE's convert into the Company's capital stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%

Other as described above, there are no differences between the Crowd SAFE's issued pursuant to Regulation CF and each other class of security of the Company

Debt Outstanding

The Company has no debt outstanding.

Prior Offerings

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $10,000,000 on substantially the same terms as this Offering (the "Reg D Offering").

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

The majority of the Company is owned by Blackstone Capital Partners, LTD.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
NexQloud, Inc.*	100%

*NexQloud Inc.'s beneficial owner of 20% percent or more is as follows:

Name	Percentage Owned Prior to Offering
Blackstone Capital Partners, LTD*	88%

*Blackston Capital Partners, LTD's beneficial owner of 20% or more is as follows:

Name	Percentage Owned Prior to Offering
Jason Thomas	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: Development. We do not anticipate generating revenue until Q224.

In the 12 months following receipt of the Offering proceeds, NexQloud management is committed to implementing a comprehensive strategy aimed at optimizing operational efficiency, driving user base growth, and advancing our technological edge. This strategy is designed to position NexQloud towards profitability and sustainable growth. These subsequent rounds of financing are integral to our strategic plan, enabling us to scale our operations, enhance our platform's capabilities, and enter new markets more effectively. We believe that disclosing these plans is in the spirit of transparency and provides our potential investors with a comprehensive view of our funding strategy and the ambitious trajectory we envision for NexQloud. While these plans are indicative of our growth ambitions, they are, of course, subject to market conditions, investor interest, and regulatory compliance. Our immediate focus remains on successfully closing the current Reg CF offering and utilizing those funds to achieve key operational and technological milestones, setting the foundation for our future endeavors.

Liquidity and Capital Resources

The infusion of capital from the offering will impact NexQloud's operations and liquidity in several key ways. First, it will enable the ramp-up of our technological development, focusing on enhancing our decentralized cloud infrastructure and proprietary AI algorithms for network optimization. This development is critical for maintaining our competitive edge and delivering on our value proposition of cost-effective, scalable, and sustainable cloud services. Second, the funds will be allocated towards marketing and business development efforts aimed establishing our user base and network of hardware contributors. By increasing market penetration and network density, we aim to improve the platform's overall performance and reliability, directly translating to better service for end-users and increased earnings for our hardware contributors. Additionally, the proceeds will enhance our liquidity, providing us with the financial flexibility to navigate operational challenges and seize growth opportunities without the immediate pressure of cash flow constraints. This liquidity is particularly crucial as we scale operations, allowing for strategic investments in talent acquisition, technology partnerships, and potentially, geographic expansion. Investing the offering proceeds in these strategic areas aligns with our long-term vision for NexQloud and is essential for achieving sustainable growth. It will transition us from a startup phase to a growth phase, where we can begin to realize economies of scale and work towards profitability. Ultimately, the successful deployment of these funds is expected to not only establish our market position but also enhance our operational capabilities, ensuring we remain at the forefront of the decentralized cloud computing sector.

The Company has the following sources of capital in addition to the proceeds from the Offering: NexQloud currently anticipates supplementing the proceeds from the Offering with committed sources of capital, including personal Home Equity Lines of Credit (HELOCs) from co-founders and directors, as well as potential future capital raises. This diversified approach to securing capital demonstrates the leadership team's commitment to the Company's success and provides a multi-faceted financial strategy designed to support NexQloud's growth and development phases. By leveraging personal assets and considering additional fundraising activities, NexQloud aims to ensure adequate funding for operational scalability, technological advancement, and market expansion. This strategy underscores the confidence of the founders and directors in the company's potential and their willingness to invest in its future, while also outlining a clear path for financial sustainability and growth.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

This amendment is filed to extend the Offering Deadline to April 30, 2025.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $5,000,000.00. The Company is attempting to raise a minimum amount $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Issuance until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities have been determined arbitrarily.

The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd SAFE in conjunction with the following summary information.

We request that you please review our organizational documents and the Crowd SAFE in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, of which 25,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing by the Company of greater than $150,000,000.00 (an "Equity

Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series of Preferred Stock (as defined below) equal to the quotient obtained by dividing (a) the amount the Investor paid for the Securities (the "Purchase Amount") by (b) the lowest price per share of the Securities sold in such Equity Financing multiplied by the Discount Rate.

The price determined in (b) immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series of Preferred Stock equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

"CF Shadow Series" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall appoint the Company's Chief Executive Officer (the "CEO") as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the

Company equal to the Purchase Amount divided by the product of (a) 50.00% multiplied by (b) the quotient resulting from dividing (x) the Company's current valuation immediately prior to the Liquidity Event by (y) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event, and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.
- As a holder of Securities, you will have no rights regarding the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will have fewer rights than those of other investors and will have limited influence on the Company's corporate actions.

Investment Bonuses

Determined by the amount invested, Investors will receive NFT Digital Keys* and certain terms in their Crowd SAFE as follows:

Tier 1: For an aggregate investment of $500 to $4500, the Investor will receive 1 NFT Digital Key per $1000 invested and a 10% Bonus Shares in their Crowd SAFE.

Tier 2: For an aggregate investment of $5,000 to $24,500, the Investor will receive 1 NFT Digital Key per $1000 invested and a 15% Discount Rate in their Crowd SAFE.

Tier 3: For an aggregate investment of $25,000 to $45,500, the Investors will receive 1 NFT Digital Key and a 20% Discount Rate in their Crowd SAFE.

Tier 4: For an aggregate investment of $50,000 or more, the Investor will receive 1 NFT Digital Key, a 30% Discount Rate in their Crowd SAFE, and inclusion of a "Most Favored Nations" (MFN) clause in their Crowd SAFE.

*Transfer Restrictions: NFT Digital Keys are programmatically restricted from being transferred for 1 calendar year from the date of issuance. These terms are designed to align investor contributions with tangible digital assets allowing them to contribute their CPU resource while ensuring commitment to the platform's growth.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Innovative Technology Platform: NexQloud is pioneering a decentralized cloud computing model, leveraging blockchain technology to create a more secure, efficient, and cost-effective cloud service. This positions NexQloud at the forefront of a significant shift in cloud computing, with the potential for substantial market disruption. Strong Market Potential: With the increasing demand for cloud services and the growing emphasis on data security and privacy, NexQloud addresses critical market needs. The Company's focus on reducing costs and carbon footprint further aligns with current trends towards sustainability and efficiency in technology. Experienced Leadership: NexQloud is led by a team of experienced professionals with a proven track record in technology, business development, and startup growth. This expertise is crucial for navigating the challenges of scaling an innovative tech company and securing a competitive position in the market. Strategic Partnerships and Collaborations: The Company is actively seeking and establishing partnerships with key

industry players, aiming to expand its service offerings and enhance platform capabilities. These collaborations will be instrumental in accelerating growth and expanding market reach. Community and Ecosystem Development: By incentivizing hardware contributors with NXQ tokens and offering NFT digital keys, NexQloud is not just building a platform but a community. This ecosystem approach fosters loyalty and engagement, creating a strong foundation for growth and innovation. Regulatory Awareness and Compliance: NexQloud is committed to navigating the complex regulatory landscape of blockchain technology and digital currencies. The Company's proactive approach to compliance and its efforts to adapt to regulatory changes are pivotal in ensuring long-term viability and success. Potential for High Returns: While investing in startups involves risks, NexQloud's unique position in a high-growth industry offers the potential for significant returns. Investors have the opportunity to be part of a company that could redefine cloud computing, offering both financial returns and the satisfaction of contributing to an innovative solution. Conclusion: Investing in NexQloud represents an opportunity to support a company that combines technological innovation with a sustainable and cost-effective approach to cloud computing. Potential investors are encouraged to consider the combination of NexQloud's market potential, strategic approach, and the experienced leadership team in their decision-making process. This investment opportunity is suited for those who are excited by the prospect of contributing to the future of cloud computing and participating in the growth of a forward-thinking technology company.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jason Thomas
(Signature)

Jason Thomas
(Name)

Chairman of Board
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Thomas
(Signature)

Jason Thomas
(Name)

Chairman of Board
(Title)

12/30/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Offering Page
Exhibit D   Video Transcript
Exhibit E   Crowd SAFE

EXHIBIT A

Financial Statements

NEXQLOUD TECHNOLOGIES, INC. (the "Company") a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Auditor's Report

As of inception – January 29th, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
NexQloud Technologies, Inc.

We have audited the accompanying statement of financial position of NexQloud Technologies, Inc. as of its inception on January 29, 2024. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of NexQloud Technologies, Inc. as of its inception on January 29, 2024 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 27, 2024
Vincenzo Mongio

Statement of Financial Position

	As of January 29th, 2024 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

NEXQLOUD TECHNOLOGIES, INC.
Notes to the Audited Financial Statements
January 29th, 2024 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

NexQloud Technologies, Inc. ("the Company") was formed in Delaware on January 29th, 2024. The Company is pioneering the next generation of cloud computing services by leveraging blockchain technology to create a decentralized platform that offers enhanced security, scalability, and efficiency for cloud services. With a focus on fostering a sustainable and collaborative ecosystem, NexQloud aims to revolutionize how businesses and individuals utilize cloud computing, making it more accessible, cost-effective, and environmentally friendly. The Company operates under a remote office principle, with its headquarters in Atlanta, Georgia, but serving a global customer base.

NexQloud Technologies, Inc. plans to conduct a crowdfunding campaign under Regulation CF in 2024 to raise working capital. The funds will be utilized to accelerate technology development, enhance marketing efforts, and expand its global reach, ensuring NexQloud becomes a key player in the cloud computing industry worldwide.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.0001 per share. No shares were issued and outstanding as of January 29th, 2024.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 29th, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 27, 2024, the date these financial statements were available to be issued.

On February 28, 2024, the articles of incorporation of the Company were amended and the number of authorized shares of common stock were increased from 10,000,000 to 100,000,000.

Further, on April 10, 2024, 25,000,000 shares of common stock were issued to NexQloud, Inc., making the Company a wholly-owned subsidiary of that Company.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT B

Company Summary

nexqloud

THE FUTURE OF CLOUD COMPUTING

PITCH DECK

CLOUD COMPUTING ?

Most people don't realize that almost everything we do online requires cloud computing.

Order food with an app	Bank online	Stream a video	Trade stocks
Order from amazon	Take an uber	Or book a flight	Scan with an antivirus

TD Ameritrade
NETFLIX
Uber
instacart
DELTA
chrome

FACT: Every smartphone user and e-commerce company, relies on cloud computing to process their data.

nexqloud



THE BUSINESS OF CLOUD COMPUTING

Cloud computing is a giant business that most never think about. Have you ever wondered who pays for cloud computing?

Whenever we buy a product or service online, part of our payment pays the cloud computing giant that makes it possible.



nexqloud



CLOUD COMPUTING ECONOMICS

The cloud computing market is steadily growing. By 2026 more than $1 Trillion will be spent yearly on cloud computing.

Each year, while companies invest heavily in IT, cloud giants take at least half of their budget to process their data.

50-80% of IT Budget

Small/Medium Businesses Cloud Computing Expense

$312B
Small/Medium Businesses Spent In 2022

$845B
Spent Globally In 2022

16.3%
Yearly Growth Rate

Source: Statista

nexqloud



HIDDEN CLOUD COMPUTING PROBLEMS

Cloud computing threats continue to increase yearly, unbeknownst to most people.



1 HIGHER COST — Cloud Services Costs Are Up 60%	Services/Products Cost More
2 GREATER RISK — Data Centers Are Susceptible To Breaches	Personal Data Hacked More Often
3 INCREASED CO_2 PRODUCTION — Data Centers Produce Tons Of CO_2	Climate Adversely Affected





NEXQLOUD'S SIMPLE SOLUTION

NexQloud connects small devices globally to process data seamlessly.





High Costs   Security Risks   Climate Concerns













THE NEXQLOUD OPPORTUNITY

Now your Idles devices can earn while connected to NexQloud, as they process business cloud data.

IDLE CPU
NEXQLOUD
CLOUD PROCESSING
DEVICE OWNERS
BUSINESSES

Reliability
AI-driven Load Balancing And Geo-redundant Algorithms

Security

HOW NEXQLOUD WORKS

NexQloud's ecosystem is simple for device owners and businesses alike.

1
2
3

nexqloud



NEXQLOUD'S APP

With the **xQloud app** you can connect any hardware to NexQloud in just 4 simple steps.









STEP 1
Register & Create Account On xQloud App

STEP 2
Invest in NexQloud* to obtain NFT

STEP 3
Load xQloud Software On Hardware Device

STEP 4
Connect Hardware Device to NFT

*SEC Regulated Reg CF investment required to obtain NFT.





DEVICE OWNER'S REVENUE STREAMS

Device owners can immediately begin earning several ways when they connect their device.



DAILY NEXQLOUD EARNINGS
Earn daily for contributing your CPU resource to the cloud.

USAGE-BASED EARNINGS
Earn based on CPU usage when users access your resources.

MANAGEMENT BONUS
Earn bonuses from devices that you help enroll and manage.

NFT LICENSE RESALE
Potential earn a profit selling your NFT license at higher price later.





NEXQLOUD'S (NXQ) TOKEN PAYMENT CYCLE

Earnings are managed by smart-contracts on NexQloud's (NXQ) layer one blockchain, which guarantee real-time payments and organic liquidity.



Business Purchase NXQ For CPU Usage — 1

Device Owners Exchange CPU For NXQ — 2

Device Owners Put NXQ Tokens Up For Sale — 3

NXQ Smart Contracts

nexqloud



NEXQLOUD'S (NXQ) ECOSYSTEM TOKENOMICS*

Long term NXQ token holders have a potential to experience price appreciation like early Bitcoin (BTC) miners.



NexQloud's Token Model

Description	Specifications	(2009) Bitcoin	(2024) NexQloud
Maximum Supply	21 Million	✔	✔
Halving Events	Every 4 Years	✔	✔
Emission Event	7200 Per Day	✔	✔
Security	Cryptography	✔	✔
Real World Use	Cloud Computing Service	✘	✔

*(NXQ) is modeled exactly as Bitcoin was modeled in 2009, except with a real-world use case





CASE STUDY OF BITCOIN MINERS

Fact #1: The earlier BTC miners contributed their CPUs to the BTC network the more money they earned.

Fact #2: Miners who started the first year earned about $4.1M on a $1,000 investment. Others who waited ten years later only earned $18K on a $3,000 investment.

Started In Mining in	Number of Years	Hardware Investment	BTC Mined*	BTC Value Today	ROI
2009	1st	$ 1,000	109.8 BTC	$ 4,124,088	4124X
2012	3rd	$ 2,500	36.5 BTC	$ 1,370,940	548X
2019	10th	$ 3,000	.5 BTC	$ 18,780	6X

*Based on Data Generated By OpenAI





NEXQLOUD STRATEGIC PHASES

During Pre-Launch only NanoQloud devices will be allowed to ensure reliability. After 1000 are online, any device will be allowed.



Pre-Launch
Phase I

1000+ Devices Online

Go-Live
Phase II


*NFT Licenses only available through Reg CF investment.





NEXQLOUD NANOQLOUD DEVICES

devices are optimized and required to ensure network stability and security.



Engineered for peak performance

Available in a range of sizes

50% increased efficiency over a PC

'plug-and-play'

*Limited Supply

nexqloud



HOW DO I START WITH NEXQLOUD?

Purchase a device now and begin contributing early with a potential to earn significantly more in pre-launch phase.



STEP 1
Download App & Register

STEP 2
Purchase Device

STEP 3
Invest* In NexQloud

STEP 4
Setup Your Device

*NFT's are only available as a bonus when you enter into SAFE Agreement with NexQloud.

nexqloud



EXHIBIT C

Offering Page







iSSUOnCe express

Terms Privacy Investor Login

nexqloud

Invest in NexQloud Technologies

Join the cloud revolution - help businesses save cloud cost and earn money with your idle PC, while making the world greener.

$1.00/unit $500 min. investment Min. raise $10k Max. raise $1.235M

EMME 8'Ei·il View All Filings

Invest in NexQloud Technologies

Total Invested: Awaiting Data

Units of Crowd SAFE

$1.00/unit $500 investor min.

Ends 12/31/2024 Min raise $10k

Max raise $1.235M

Invest Now

View Form C View All Filings

Opportunity

- Market
- Traction & Story
- Competitive Advantage
- Founders
- Revenue Model
- Financials & Details
- Investor Perks
- Updates
- Discussion

Opportunity

WE ARE OFFERING INDIVIDUALS AN OPPORTUNITYTO INVEST.

Dr. Buck Explains NexQloud
Watch later
Share
Watch on YouTube

Dr. Buck Parker

NexQloud stands at the vanguard of a cloud computing revolution, introducing a pioneering solution that addresses the sector's rising costs, security vulnerabilities, and environmental concerns. By harnessing the underutilized CPUs of individuals worldwide through advanced blockchain, AI, and encryption technologies, NexQloud offers a cost-effective, eco-friendly cloud alternative that empowers universal participation. Our bespoke decentralized platform significantly cuts operational costs, bolsters data security, and reduces the environmental impact of digital operations. In partnership with leading tech innovators and backed by experts in blockchain and cloud computing, NexQloud is set to transform the cloud computing landscape.

Looking ahead, NexQloud imagines a future where cloud computing serves as both a vital utility and a sustainable resource, enhancing economic and environmental well-being. Our goal

$6,500

is to slash the steep costs of cloud computing for reliant businesses and democratize service access, making it economically feasible for companies of all sizes while promoting environmental stewardship. As our network of hardware contributors grows, so does our ability to deliver unmatched services more affordably, catalyzing new market opportunities and challenging established paradigms.



Why invest in this company?

- **Innovative Disruption in a High-Growth Industry** - NexQloud is redefining cloud computing by harnessing untapped global CPU resources through cutting-edge blockchain, AI, and encryption technologies. In a cloud market with a robust 19.9% CAGR - poised to exceed $1 trillion by 2027 (source: BusinessWire) - NexQloud stands out as an innovative disruptor. Offering a secure, scalable, and eco-friendly solution, NexQloud provides investors with a unique entry point into a booming sector, promising rapid growth and a chance to capture a considerable share in a critical market. (Please note: projections such as future market valuations or hopeful market share aspirations are forward-looking statements based on the expectations of the management team.)

- **Sustainable Investment with Environmental Impact** - As the digital world grapples with its carbon footprint, NexQloud leads the charge towards a greener future with its eco-conscious cloud solutions. Investing in NexQloud means contributing to a venture that actively reduces CO_2 emissions and promotes sustainable digital practices. This alignment with global sustainability goals not only enhances the company's appeal to a growing segment of eco-aware consumers and businesses but also positions investors at the forefront of the vital green tech movement.

- **Disruptive Cloud Economics and Empowerment** - NexQloud transforms underused global devices into an economic asset, slashing cloud costs for users while creating new income opportunities for individuals, who typically use just 20% of their CPU capacity. This scalable approach significantly lowers operational expenses, providing affordable, top-tier cloud services and disrupting traditional market models. By leveraging dormant digital resources, NexQloud not only opens new markets but also ensures a robust return on investment by empowering users and democratizing cloud access.

Market

A GROWING INDUSTRY WITH MULTIPLE ADDRESSABLE MARKET SEGMENTS

The public cloud services market is divided into Infrastructure-as-a-Service (IaaS), Platform-as-a-Service (PaaS), Software-as-a-Service (SaaS), Business Process as a Service (BPaaS), and Cloud Desktop-as-a-Service (DaaS), catering to various cloud computing needs.

Projected to grow 20.4% to $678.8 billion in 2024 from $563.6 billion in 2023, the cloud services market is driven by robust demand for IaaS and PaaS, indicating a burgeoning reliance on cloud infrastructure. (Source: Gartner Research)

20.4%

Projected Growth of Cloud Services Market; 2023-24 (Source: Gartner)

$678.88

Projected Cloud Services Market Size; 2024 (Source: Gartner)

What is driving market growth?

- **Generative AI (GenAI) Adoption** - The surge in GenAI necessitates extensive cloud infrastructure, prompting a shift towards public cloud services to meet these demands while addressing cost and privacy concerns.

- **Industry-Specific Cloud Platforms** - Industry cloud platforms are merging SaaS, PaaS, and IaaS to deliver tailored services, with their adoption expected to soar from less than 15% in 2023 to over 70% by 2027. (Source: Gartner Research)

- **Customization and Scalability of GenAI Models** - The need for customizable GenAI across sectors is enhancing the growth of industry cloud platforms, positioning public cloud providers as



Problem

NexQloud aims to solve the rising cost and environmental impact of centralized cloud services, and its monopolistic domination by a few major providers.

This problem is pivotal because it directly affects the economic and ecological sustainability of all digital infrastructure on a global scale. Addressing this issue not only promises significant cost reductions for businesses relying on cloud services but also contributes to a substantial decrease in CO_2 emissions from data centers, aligning with urgent global priorities for environmental protection and climate change mitigation. Reducing reliance on a few centralized providers also opens the door to enhanced data security and diversity in the cloud services market.

Solution

NexQloud unveils a groundbreaking decentralized cloud computing solution, harnessing the untapped potential of global CPU resources through blockchain technology.

This approach promises a seismic shift away from the energy-guzzling, centralized data centers that dominate today's market, slashing both operational costs and carbon emissions. By democratizing cloud services, NexQloud offers businesses-from startups to established enterprises-scalable, secure, and cost-efficient access to cloud computing, all while contributing to the vital cause of environmental sustainability.

Traction

EARLY ADOPTERS LINED UP: HARDWARE SUPPORT AND L.O.1.s IN PLACE

NexQloud is at the forefront of cloud computing innovation, pioneering the integration of personal devices into a decentralized network. Our platform employs a groundbreaking Layer 1 blockchain-the first in the industry-enhanced with robust security encryption. This innovation is driven by a Delegated Proof of Stake (DPoS) consensus mechanism, which not only ensures secure and efficient functionality but also guarantees compensation for participants, setting a new standard in the cloud computing sector.

107	3
Hardware provider on waiting list to provide CPU's	Clients LOIs to integrate NexQloud pending go-live

Currently, NexQloud is experiencing significant traction, evidenced by the enthusiastic response from the hardware provider community. With over 107 providers on our waiting list ready to contribute their CPU resources, we are poised to expand rapidly upon launch. This readiness underscores the market's confidence in our technology and the demand for more equitable, performance-driven cloud solutions.

Further solidifying our market position are the three Letters of Intent (LOIs) from prospective clients eager to integrate NexQloud's solutions upon go-live. These early commitments from businesses signal strong market validation and trust in our ability to deliver a more sustainable and cost-effective alternative to traditional cloud services. As we move closer to our official launch, these strategic engagements highlight the critical role our Layer 1 blockchain plays in transforming cloud computing.



Competitive Advantage

COMMITTED TO DEMOCRATIZING ACCESS TO CLOUD COMPUTING, AND THE VALUE IT GENERATES.

NexQloud's competitive edge lies in its innovative utilization of blockchain and AI to integrate underutilized global CPU resources, offering a sustainable and cost-effective cloud solution that significantly undercuts the operational costs associated with giants like AWS, Azure, and Google.

Our decentralized model not only ensures enhanced data security and minimal environmental impact but also democratizes cloud computing, creating value for users and contributors alike in ways the current market leaders cannot match.



Introducing NexQloud (Video)

Founding Team

SEASONED EXPERTS WHO HAVE SHAPED OUR INDUSTRY.

NexQloud is powered by a leadership team whose collective expertise is unmatched in the intersection of technology, finance, and marketing. At its core, NexQloud's CEO brings a wealth of strategic financial and operational leadership, having spearheaded transformative projects across the tech landscape- from a successful ICO in the NFT arena to driving profitability for cloud-based Saas platforms. This depth of experience in steering tech ventures from inception to profitable exits, backed by significant roles at financial giants like Citigroup, underscores a proven track record of navigating complex ecosystems, capitalizing on emergent tech opportunities, and delivering on ambitious growth strategies.

NexQloud's CTO brings over two decades of technical innovation, specifically in IT Cloud infrastructure solutions and software development for both Fortune 500 companies and nimble startups. With a foundation laid by founding ComTek Solutions, an SAP managed services provider, and key roles in developing international super apps platforms like DoGetGo, the CTO embodies the technical prowess necessary to architect and scale NexQloud's decentralized cloud solutions. With a deep-rooted expertise in deploying enterprise Cloud SAP implementations, coupled with hands-on experience in managing large-scale IT projects, ensures NexQloud's technology infrastructure is both robust and poised for rapid expansion.

The marketing expertise of NexQloud is provided by a CMO whose career is marked by pioneering disruptive strategies that have significantly amplified market presences and driven mass adoption in the tech and finance sectors. With achievements like a 900% market cap increase for a blockchain client and the establishment of high-visibility campaigns reaching over 100 million views, the CMO's role in crafting go-to-market and investor-focused strategies is critical. His leadership in organizations like Blockchain First Marketing and E23 Retail, where innovative technologies were leveraged to disrupt traditional markets, signals a mastery in positioning NexQloud at the forefront of industry trends and consumer demands.



Mauro Terrinoni
Chief Executive Officer

Biography   +

Raju Vegesna
Chief Technology Officer

Biography   +

Revenue Model

A BUSINESS POWERED BY MONTHLY RECURRING REVENUES

NexQloud's revenue generation strategy centers on attracting businesses to transfer their cloud services to our platform, thereby creating a robust stream of monthly recurring revenue (MRR). This approach is both leverageable and scalable due to our unique use of decentralized cloud infrastructure, which allows us to harness underutilized computing resources across the globe. This not only reduces our operational costs significantly but also enables us to offer competitively priced cloud services to businesses, undercutting traditional, centralized providers like AWS, Microsoft Azure, and Google Cloud.

Why Our Model is Leverageable and Scalable

Our decentralized model inherently supports scaling without the proportional increase in costs associated with setting up and maintaining traditional data centers. As more businesses onboard, our network of hardware contributors expands, enhancing our service capability and reliability without substantial capital expenditure. This scalability ensures we can rapidly adjust to growing demand, making our business model highly leverageable across different markets and sectors.

Capital Efficiency

NexQloud's capital efficiency stems from our innovative approach to utilizing existing global computing resources, eliminating the need for significant investment in physical infrastructure. By minimizing these upfront costs, we can allocate more resources towards development, customer acquisition, and service improvement, ensuring a higher return on investment. Our model's efficiency is further enhanced by the nature of our revenue streams-monthly recurring revenue provides predictable, steady cash flow, facilitating strategic planning and investment.

Critical Metrics for Evaluation

- **Monthly Recurring Revenue (MRR):** A key indicator of our financial health and growth trajectory.
- **Customer Acquisition:** The rate at which we attract businesses to our platform, reflecting our market penetration and appeal.
- **Operational Efficiency:** Measured through the cost of goods sold (COGS) as a percentage of revenue, indicating how well we're leveraging decentralized resources.
- **Gross Margin:** Highlighting the profitability of our services and our ability to manage costs effectively.

Three to Five Year Projections

Within five years, we aim to achieve significant milestones in our critical metrics:

- Grow our MRR to surpass $5 million, driven by aggressive yet strategic customer acquisition efforts.
- Maintain an operational efficiency that allows us to offer competitive pricing while achieving a gross margin of over 70%, underscoring our model's capital efficiency.

(Note: future performance, achievements, or milestones such as revenues or margin aspirations are forward-looking statements that are based on the opinions of the management team. All investors should review the Form C in detail, including the information within it pertaining to forward-looking statements and risk factors, before making an investment.)

Financial Highlights

OUR FINANCIALS REFLECT OUR AGGRESSIVE GROWTH OUTLOOK

Our pro forma financials underscore a trajectory of rapid revenue growth, from $2.5 million in Year 1 to over $17 million by Year 3, highlighting the scalability of our innovative cloud solutions and the robust demand within the market. With strategic cost management, we've ensured that our growth is not only fast-paced but also sustainable, maintaining cost efficiency that translates into net profits projected to exceed $9 million by Year 3. The balance sheet reflects our strong financial health, with assets expected to quadruple while keeping liabilities in check, ensuring our equity growth is both robust and indicative of our operational success.

This financial outlook is grounded in our team's deep industry expertise, our technology's competitive edge, and our strategic market positioning. It is designed to be conservative yet optimistic, factoring in our understanding of market dynamics, competitive analysis, and potential risks. We are committed to executing our strategic plan, leveraging our team's track record of innovation and operational excellence, to deliver on these projections and create substantial value for our investors. (Note: forecasted financial results are forward-looking statements based on the opinions of the management team. All investors should review the Form C in detail, including risk factors, before making an investment.)

Use of Proceeds

eof Proceed	¾of Minimum Proceed Rai ed	Amount if Minimum Rai ed	'Yo of Maximum Proceeds Raised	mount if Ma imum Rai ed
[illegible]	F.00/.			

Campaign marketing e pense or related reimbu ement	10.00%	1,000	10.00%	500,000
timatcd Attorney Fees	**15.00%**	1,500	6.67%	333 500
timatcd ccountan Audit or Fee	**10.00%**	1,000	**0.83%**	1,500
eneral arlceting	**10.00%**	1,000	23.67%	I 183 S00
Re earch and Development	11.50%	1,150	16.67%	33,500
Equipment Purch e.	**5.00%**	**S00**	4.17%	208,500
Future \ ages	**12.00%**	1,200	**12.00%**	**600,000**
Gc.-neral Working apital	**20.00%**	**2,000**	**20.00%**	**I,000,000**
otal	**100.00o/o**	**10,000**	**100.00°/4**	**S 000000**

Use of Proceeds from the Form C filed with the SEC.

Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

Investor Perks

ATTRACTIVE PERKS FOR INVESTORS

For investors participating in this offering, the following incentives are available depending on the size of investment committed.

Perk Tier #1 ($500 Investment) +

Perk Tier #2 ($5,000 Investment) +

Perk Tier #3 ($25,000 Investment) +

Perk Tier #4 ($50,000 Investment) +

Invest in the Cloud Revolution





[redacted]

500 min. investment

Invest Now | View Form C | View All Filings

[redacted]ing the section covering Risk Factors, before

Updates & Press

UPDATES FOR INVESTORS AND RECENT PRESS COVERAGE

Updates for investors, press coverage, or company publications that are relevant to this offering can be found below (as applicable).

Frequently Asked Questions

INVESTOR FREQUENTLY ASKED QUESTIONS

Frequently asked questions and corresponding answers can be found here.

What is Regulation CF? +

Who is eligible to invest? +

What are the tax implications of making a Reg CF investment? +

What is a Crowd SAFE? +

How was the valuation calculated? +

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering? +

What is Issuance Express? +

Discussion

INVESTOR QUESTIONS FOR THE COMPANY









We invite any prospective investors with an outstanding question to submit their inquiry via the public forum below - we look forward to hearing from you!

ALSO ON INCORRECT SHORTNAME (VISIT DISQUS.COM/REGISTER)

Tekniker Tosting om mjölkpriserna - P4 ...

Chicago Bears: ON Complete 53-Man ..

;es i!! .:

KIN
KAUFFMAN
- Q

Kansas City Royals .If \ Biggest Surpri

9 years ago · 1 comment

Mj6lkb6nderna i Sverige har det tufft. Priset pa mj6lken ar sa lag att flera funderar ..

9 years ago · 1 comment

With the preseason slate a thing of the past, the Chicago Bears have a ..

9 years ago · 2 comments

The Kansas City Royals are running away with the American League Central. .

9y

Pn 20

We were unable to load Disqus. If you are a moderator please see our troubleshooting guide.

Securities offered under Regulation Crowdfunding under the Securities Act of 1933 are offered by Jumpstart Micro, Inc, d.b.a Issuance Express, a Funding Portal registered with the Securities and Exchange Commission and a member of FINRA. Under the regulation, Issuance Express acts as an Intermediary platform for Issuers (companies selling securities in compliance with the rules) and Investors (individuals purchasing services offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever, and at no time does Issuance Express come into possession of Investor funds transferred directly to a bank escrow account. Issuers and Investors should carefully read our Disclosures, Educational Materials, and our site Privac11 Polic11 and Terms of Use before using the Issuance Express funding portal.

Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares

EXHIBIT D

Video Transcript

NexQloud Video Transcript

I see this as the biggest opportunity in history. If I look back, there's only a few of them in my lifetime for sure.

The Internet and the advent of AI and the progression of AI and with the progression of AI comes the need for data storage and computer processing. Everybody uses cloud computing, if you're using Amazon, Facebook, Tesla, Instagram, Google, if you have one of these, you're using cloud computing.

The reason it's the biggest opportunity in history is because we have this massive growing data blob of the the world, and we have nowhere to put it.

And right now, big tech is taking advantage of that big tech has a monopoly on that. Only a few companies are able to make it a business.

You know, I remember in med school, sleepless nights, just torturous weeks in residency, you know, crying just these disasters, the hardest thing I've ever done to achieve my goals of being a surgeon, and then of course, I did it. And I practiced as a surgeon for 10 years. And now I'm pivoting away from that and it seems a little bit crazy, but it's not crazy, because with NexQloud, we can give that opportunity back to everyone.

We can make that shift from only the big tech companies benefiting from cloud computing to the Smith's. The Smith family can have their own cloud computing business at home. The Johnsons, right? The Washington's, like everybody, can have their own cloud computing service.

So how does the NexQloud service work? Basically, we're a cloud computing service and if you're an enterprise level business, or you just need your website hosted, you can use our service and storage to store your data, right?

Pretty simple, just like Amazon Web Services. However, instead of having a giant warehouse full of computers that are mostly not used and sucking up all the energy around that, we let everyday citizens contribute their computing power to the system with whatever devices they have.

So it could be a home computer that you have idle, or it could be a laptop. But instead of that giant warehouse that is super inefficient and causing lots of problems to the environment, we can harness the computing power of individuals.

Decrease the cost on the side for the customer. And then also we can pay the individual for their computing power. -And. we can take that power and monopoly and put it in the hands of just everyday people. It's the biggest opportunity I've ever seen.

Dr. Buck Parker, NexQloud Investor

EXHIBIT E

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NEXQLOUD TECHNOLOGIES, INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

Series CF 2024

THIS CERTIFIES THAT in exchange for the payment by the undersigned investor (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [ ], NexQloud Technologies, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Number of Units of Crowd SAFE**" purchased by the undersigned investor are _____.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to CF Shadow Series of Preferred Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the Purchase Amount divided by the lowest price per share of the Preferred Stock sold in the First Equity Financing multiplied by the Discount Rate (the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and issue to the Investor a number of shares of the CF

Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing the Purchase Amount by the First Financing Price.

(b) **Liquidity Event.**

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either receive (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock equal to the Purchase Amount divided by the product of (a) the Discount Rate multiplied by (b) the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either receive (i) a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) a number of shares of the most recently issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

2

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall be bound by the terms of Section 6 hereunder appointing the Company's Chief Executive Officer (the "**CEO**") as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives cash proceeds in excess of $150,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

3

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Subsequent Convertible Securities**" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other SAFEs, convertible debt instruments and other convertible securities. Subsequent Convertible Securities excludes: (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of 4 general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the

Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securites Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of its intermediary required by Regulation CF, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The 6 Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C/A and the offering documentation filed with the SEC.

(j) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S 7 REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Irrevocable Proxy

Upon conversion hereunder, the Investor shall appoint the CEO of the Company, or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investors, (i) vote all CF Shadow Series stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the 8 accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this provision are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the CF Shadow Series stock. However, the proxy will terminate upon the closing of an Initial Public Offering.

7. Miscellaneous

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

9

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

8. **"MFN" Amendment Provision**

If the Company issues any Subsequent Convertible Securities with terms more favorable than those of this SAFE (including, without limitation, a valuation cap and/or discount) prior to termination of this Safe, the Company will promptly provide the Investor with written notice thereof, together with a copy of such Subsequent Convertible Securities (the "**MFN Notice**") and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing within 10 days of the receipt of the MFN Notice. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

(*Signature page follows*)

10

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

NEXQLOUD TECHNOLOGIES, INC.

By: _____
Jason Thomas
POA

Address: _____

_____

Email: _____

Date of Issuer Acceptance of Investment: _____

INVESTOR

[ ]

By:

_____

    Name: _____

Address: _____

               _____

    Email: _____

Date of Investor Purchase: _____

Investor Type: _____

11